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                            August 14, 2020

       Alex Dunn
       Chief Executive Officer
       Executive Network Partnering Corporation
       137 Newbury Street
       7th Floor
       Boston, MA 02116

                                                        Re: Executive Network
Partnering Corporation
                                                            Amendment No. 1 to
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted July 31,
2020
                                                            CIK No. 0001816261

       Dear Mr. Dunn:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Confidential Draft Registration Statement on Form S-1

       Summary
       Performance Shares, page 18

   1. We note your response to prior comment 3. Please clarify whether there is a limit on the amount of performance
shares that can be converted. Also describe the dilutive effect of the conversion of the
performance shares and add risk factor disclosure, as appropriate.
 Alex Dunn
Executive Network Partnering Corporation
August 14, 2020
Page 2
Risk Factors
Certain agreements related to this offering may be amended without stockholder approval, page
47

2. Please disclose that the terms of the performance shares may be amended by the performance shareholders.
Performance Shares, page 118

3. Please clarify, if true, that a change of control and the actions listed in the penultimate paragraph of this section do not apply to the company in connection with the partnering transaction.
        You may contact William Demarest at 202-551-3432 or Kristina Marrone at 202-551-
3429 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Brigitte Lippmann at 202-551-3713
with any other questions.



                                                             Sincerely,
FirstName LastNameAlex Dunn
                                                     Division of Corporation
Finance
Comapany NameExecutive Network Partnering Corporation
                                                     Office of Real Estate &
Construction
August 14, 2020 Page 2
cc:       Christian Nagler, Esq.
FirstName LastName